[Letterhead of PriceSmart, Inc.]

January 26, 2006

VIA EDGAR TRANSMISSION AND FACSIMILE

(202) 772-9204

H. Christopher Owings

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	PriceSmart, Inc. (the “Company”)
Post-Effective Amendment No. 2 to Registration Statement
on Form S-1 on Form S-3
File No. 333-120953

Dear Mr. Owings:

With respect to the Post-Effective Amendment No. 2 to Registration Statement on Form S-1 on Form S-3 referenced above, the Company hereby acknowledges:

1. Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2. The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3. The Company may not assert Staff comments and any declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of the Company, respectfully requests that the effective date of the Post-Effective Amendment No. 2 to Registration Statement on Form S-1 on Form S-3 referenced above be accelerated so that it will become effective at 9:00 a.m. New York time, on January 26, 2006 or as soon as practicable thereafter.

Thank you for your assistance and cooperation in this matter.

Very truly yours,

PriceSmart, Inc.

By:	/s/ John M. Heffner
John M. Heffner
Executive Vice President and Chief
Financial Officer

cc:	Robert M. Gans, Esq., PriceSmart, Inc.

Robert E. Burwell, Esq., Latham & Watkins LLP